                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                            ASIAINFO HOLDINGS, INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   04518A104
-----------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2001
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G

--------------------------                                 ---------------------
  CUSIP No.  04518A104                                       Page 2 of 4 Pages
--------------------------                                 ---------------------


--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Edward Tian
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      The People's Republic of China
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            1,215,465 shares held directly by Edward Tian; 234,760
                          shares held in the S.T. China 2000 Qualified Grantor
                          Retained Annuity Trust for the benefit of Edward Tian
                          and his family; 234,760 shares held in the Q.K. 2000
                          Qualified Grantor Retained Annuity Trust for the
                          benefit of Edward Tian and his family; 4,000 shares
                          held in a revocable trust for the benefit of Edward
                          Tian's daughter, Stephanie Tian; 751,225 shares held
                          by Goldman Sachs as a guaranty; 750,000 shares held by
                          Morgan Stanley & Company as a guaranty; options to
                          acquire beneficial ownership of 1,460,000 shares that
                          are currently exercisable or will become exercisable
                          within 60 days after December 31, 2001.
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          512,240 shares held by Edward Tian's wife, Qin Kong;
                          1,200,000 shares held by AIFF Associates LLC, a
                          limited liability company. Edward Tian is a member of
                          the Board of Managers which has voting power over the
     OWNED BY             shares.
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             1,215,465 shares held directly by Edward Tian; 234,760
                          shares held in the S.T. China 2000 Qualified Grantor
                          Retained Annuity Trust for the benefit of Edward Tian
                          and his family; 234,760 shares held in the Q.K. 2000
                          Qualified Grantor Retained Annuity Trust for the
                          benefit of Edward Tian and his family; 4,000 shares
                          held in a revocable trust for the benefit of Edward
                          Tian's daughter, Stephanie Tian; 751,225 shares held
                          by Goldman Sachs as a guaranty; 750,000 shares held by
                          Morgan Stanley & Company as a guaranty; options to
                          acquire beneficial ownership of 1,460,000 shares that
                          are currently exercisable or will become exercisable
                          within 60 days after December 31, 2001.
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          512,240 shares held by Edward Tian's wife, Qin Kong;
                          1,200,000 shares held by AIFF Associates LLC, a
                          limited liability company. Edward Tian is a member of
                          the Board of Managers which has dispositive power over
                          the shares.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      6,362,450
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      14.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.
            --------------

            AsiaInfo Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

            4/th/ Floor Zhongdian Information Tower No. 6
            Zhongguancun South Street, Haidian District
            Beijing 100086, China

Item 2(a).  Name of Person Filing.
            ---------------------

            Edward Tian

Item 2(b).  Address of Principal Business Office or, if None, Residence.
            -----------------------------------------------------------

            9 Vista Road
            Mill Valley, CA
            94941 U.S.A.

Item 2(c).  Citizenship.
            -----------

            The People's Republic of China

Item 2(d).  Title of Class of Securities.
            ----------------------------

            Common Stock

Item 2(e).  CUSIP Number.
            ------------

            04518A104

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

       (a)  [_] Broker or dealer registered under Section 15 of the Act,

       (b)  [_] Bank as defined in Section 3(a) (6) of the Act,

       (c)  [_] Insurance Company as defined in Section 3(a) (19) of the Act,

       (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

       (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b) (1) (ii) (F),

       (g)  [_] Parent Holding Company, in accordance with Rule 13d-1(b) (ii)
                (G); see Item 7,

       (h)  [_] Group, in accordance with Rule 13d-1(b) (1) (ii) (H).


Item 4.     Ownership.
            ---------

            (a)  Amount beneficially owned: 6,362,450

            (b)  Percent of class: 14.6%

            (c)  Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:

                       See row 5 of cover page.

                (ii)   Shared power to vote or to direct the vote:

                       See row 6 of cover page.

                (iii)  Sole power to dispose or to direct the disposition:

                       See row 7 of cover page.

                (iv)   Shared power to dispose or to direct the disposition of:

                       See row 8 of cover page.


Item 5.   Ownership of Five Percent or Less of the Class.
          ----------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not Applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not Applicable.

Item 10.  Certification.
          -------------

          Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: February 13, 2002.
            -----------


                                         /s/ Jennifer Song
                                         --------------------------------
                                         Name: Jennifer Song
                                         Title: Attorney-in-fact

                                  Page 4 of 4
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                               INDEX TO EXHIBITS


Exhibit No.  Exhibit
-----------  -------

99.1         Power of Attorney, dated February 7, 2002, relating to Edward Tian.